Exhibit 99.1

Telesat Announces Redemption of
12.5% Senior Subordinated Notes

OTTAWA, CANADA, March 28, 2013 –Telesat Holdings Inc. (“Telesat”) today announced that its wholly-owned subsidiaries, Telesat Canada and Telesat LLC (the “Co-Issuers”), have notified the trustee under the indenture dated as of June 30, 2008 (the “Senior Subordinated Indenture”) of their election to redeem any and all of the 12.5% senior subordinated notes due 2017 (the “Senior Subordinated Notes”) outstanding thereunder as of May 1, 2013 (the “Redemption Date”).  The notice specifies that the redemption price will be equal to 106.25% of the principal amount of the Senior Subordinated Notes outstanding on the Redemption Date.

As of March 28, 2013, the outstanding principal amount of the Senior Subordinated Notes is approximately US$217 million.  The Co-Issuers expect to deposit cash with the trustee in an amount sufficient to redeem the outstanding Senior Subordinated Notes on the Redemption Date prior to the date thereof.  The Co-Issuers intend to pay the installment of interest on the Senior Subordinated Notes that is due to be paid on the Redemption Date in the usual manner to holders of such notes registered at the close of business on the relevant record date.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will”, “expect”, “intend” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of Telesat’s known risks and uncertainties is included in the “Risk Factors” section of Telesat’s Annual Report for the fiscal year ended December 31, 2012, initially filed with the United States Securities and Exchange Commission (the “SEC”) on February 21, 2013 and amended on February 26, 2013. These filings can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive.  The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat’s state-of-the-art fleet consists of 13 satellites and the Canadian payload on ViaSat-1, plus one satellite awaiting launch. Telesat also manages the operations of additional satellites for third parties.  Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)